

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 2010

via U.S. mail and facsimile

Mr. Michael Pellegrino, Chief Financial Officer
Allied Security Innovations, Inc.
1709 Route 34, Suite 2
Farmingdale, NJ 08750

> **RE: Allied Security Innovations, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 21, 2010**
> **Form 8-K/A Item 4.01**
> **Filed February 1, 2010**
> **File No. 0-26604**

Dear Mr. Pellegrino:

We have completed our review of your filing and amendment and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant